Exhibit 99.1

Nordic American Offshore Ltd. Announces Completion of Vessel Acquisition and Sale of Common Shares under Equity Line of Credit
Hamilton, Bermuda—April 10, 2019—Nordic American Offshore Ltd. (the “Company” or “NAO”) announced today that it has completed the previously announced acquisition of thirteen vessels from Scorpio Offshore Holdings Inc. for 8,126,219 common shares at $2.7774/ share.
In a separate transaction, the Company has sold 3,240,418 common shares under its Equity Line of Credit to two affiliated entities which are accredited investors for $2.7774/ share.  Clarksons Platou Securities acted as advisor in this transaction.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented “With the completion of this acquisition and the first drawdown under our Equity Line, NAO has achieved critical short-term milestones of reducing our financial leverage and increasing our liquidity.  We will now turn to our immediate operational goals which include the employment of our entire North Sea fleet within the month of May.
Our PSVs and North Sea operations will remain our primary focus.  Our Q1 results will portray a number of contracts which reflect weaker market conditions.   However, our spot vessels are experiencing dramatically improved utilization and rates, in some cases exceeding $20,000/ day.  We do anticipate current conditions persisting, even improving, into the summer months.
Our Anchor Handlers and Fast Crew Boats are serving global customers in the West African market.  We are experiencing increased enquiry for our spot vessels which portends a broader improvement in offshore fundamentals beyond any single region. We look forward to providing more details during our Q1 Earnings Call next month.”

#	Vessel Name	Vessel Type	Built	Employment	Begin Period	End Period	Daily Base Rate
1	NAO Fighter	PSV	2012	Spot
2	NAO Prosper	PSV	2012	Time Charter	Mar-19	Jun-19	$10,153
3	NAO Power	PSV	2013	Time Charter	Dec-18	Dec-19	$9,825
4	NAO Thunder	PSV	2013	Time Charter	May-19	May-20	$10,873
5	NAO Guardian	PSV	2013	Time Charter	Mar-19	Jun-19	$10,153
6	NAO Protector	PSV	2013	Spot
7	NAO Viking	PSV	2015	Time Charter	Dec-18	Dec-20	$10,808
8	NAO Storm	PSV	2015	Spot
9	NAO Galaxy	PSV	2016	Time Charter	Apr-19	Jan-20	$10,415
10	NAO Horizon	PSV	2016	Time Charter	Mar-19	May-19	$10,873
11	SOI Brilliance	AHTS	2009	Time Charter	Jan-16	Dec-19	$9,000
12	SOI Baron	AHTS	2009	Spot
13	Petrocraft 1605-1	Crew Boat / FSVS	2012	Spot
14	Petrocraft 1605-2	Crew Boat / FSVS	2012	Time Charter	Jan-19	Jul-19	$2,230
15	Petrocraft 1605-3	Crew Boat / FSVS	2012	Time Charter	Jan-19	Jul-19	$2,230
16	Petrocraft 1605-5	Crew Boat / FSVS	2013	Spot
17	Petrocraft 1605-6	Crew Boat / FSVS	2013	Spot
18	Petrocraft 2005-1	Crew Boat / FSVS	2015	Spot
19	Petrocraft 2005-2	Crew Boat / FSVS	2015	Spot
20	Petrocraft 1905-1	Crew Boat / FSVS	2019	Time Charter	Mar-19	Mar-20	$2,400
21	Petrocraft 1905-2	Crew Boat / FSVS	2019	Time Charter	Mar-19	Mar-20	$2,400
22	Petrocraft 1905-3	Crew Boat / FSVS	2019	Time Charter	Mar-19	Mar-20	$2,400
23	Petrocraft 1905-4	Crew Boat / FSVS	2019	Time Charter	Mar-19	Mar-20	$2,400

About Nordic American Offshore Ltd.
NAO is a Bermuda-based company listed on the New York Stock Exchange engaged in the offshore industry.  It owns and operates a fleet of 10 modern harsh environment platform supply vessels, 11 crew boats and 2 anchor handling vessels. Additional information about the Company is available on the Company’s website at www.nao.bm.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contact Information:
Nordic American Offshore Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.nao.bm